April 29, 2013

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Delcath Systems, Inc.
Registration Statement on Form S-3
File No. 333-187230

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), we respectfully request that the effective date of the Company’s registration statement (the “Registration Statement”) on Form S-3 (Reg. No. 333-187230), as amended, be accelerated by the Securities and Exchange Commission (the “Commission”) to 4:00 p.m., Eastern Time, on May 1, 2013, or as soon thereafter as practicable.

The Company acknowledges that (i) should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Peter J. Graham
Peter J. Graham
Executive Vice President, General Counsel

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